UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Kingsway Capital, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

496821 10 9

 (CUSIP Number)

Nghi Mac
10529 Slater Ave

Fountain Valley, CA 92708
Telephone Number: (714) 383-5227

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.		Names of Reporting Persons Nghi Mac

2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a)		☐
(b)		☐

3.		SEC Use Only

4.		Source of Funds (See Instructions) PF

5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.		Citizenship or Place of Organization US

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,390,000

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 1,390,000

	10.	Shared Dispositive Power None

11.		Aggregate Amount Beneficially Owned by Each Reporting Person 1,390,000

12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.		Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person (See Instructions) IN

Item 1.		Security and Issuer

This statement relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Kingsway Capital, Inc., a Delaware corporation (the “Company”), which has its principal office at 10529 Slater Ave  Fountain Valley, CA 92708.

Item 2.		Identity and Background

This statement is being filed by Nghi Mac (the “Reporting Person”).

Nghi Mac is the Chief Executive Officer, Principal Financial Officer and Director of Kingsway Capital, Inc.

The business address of Nghi Mac is 10529 Slater Ave  Fountain Valley, CA 92708.

During the past five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.		Source and Amount of Funds or Other Consideration
The Reporting Person acquired 1,390,000 common shares of the Issuer through an assignment from Bia Mac.

Item 4.		Purpose of Transaction
The Reporting Person acquired beneficial ownership of the shares of Common Stock reported herein to effect a change in control of the Issuer.

Item 5.		Interest in Securities of the Issuer
Nghi Mac beneficially owns 1,390,000 shares of Common Stock as of April 14, 2008, which represents 100% of the outstanding Common Stock.

Item 6.		Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7.		Material to be Filed as Exhibits
None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 14, 2008
Date
/s/ Nghi Mac
Signature
Nghi Mac - Chief Executive Officer, Principal Financial Officer and Director